ISSUER FREE WRITING PROSPECTUS

Dated April 14, 2014

Filed Pursuant to Rule 433

Registration No. 333-192610

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

FREE WRITING PROSPECTUS

Bluerock Residential Growth REIT, Inc. (the “Company”) initially filed a registration statement on Form S-11 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) on November 27, 2013 (File No. 333-192610) and the registration statement became effective on March 28, 2014. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company will arrange to send you the prospectus and any supplements thereto if you request them by calling toll-free 1-888-558-1031.

The letter below was sent to stockholders by the Company on April 14, 2014 and references, among other things, the Company’s listing of its Class A common stock on the NYSE MKT and the Company’s intended use of the proceeds of its concurrent public offering of Class A common stock pursuant to the registration statement listed above.

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Letter to Class B Stockholders Announcing Public Listing of Class A Common Stock

April 14, 2014

Dear Class B Stockholders,

We are writing to inform you that Bluerock Residential Growth REIT (the “Company”) (formerly Bluerock Multifamily Growth REIT, Inc., and previously Bluerock Enhanced Multifamily Trust, Inc.) announced on March 28th, 2014 the listing of the Company’s Class A common stock on the NYSE Market exchange (NYSE MKT: BRG) (the “Listing”) in connection with a registered public offering of the Class A common stock (the “IPO”). Our monthly dividends declared on April 8 for the second quarter of 2014 equal a quarterly rate of $0.29 per share on the Company’s Class A common stock and Class B common stock, which equates to an 8.0% annual yield based on the IPO price for the Class A common stock. We are writing to address potential questions you may have regarding the Listing and the IPO.

ISSUER FREE WRITING PROSPECTUS

Dated April 14, 2014

Filed Pursuant to Rule 433

Registration No. 333-192610

Why did the Company decide to list on the NYSE MKT now?

We believe we have achieved attractive investment returns on our real estate investments. We believe this Listing and having a class of securities publicly traded will significantly improve the Company’s future access to capital, which will allow us the opportunity to grow our multifamily portfolio and execute more fully on our real estate strategies that have been generating attractive investment returns.

How did stockholders participate in the Company’s decision to list?

In January 2014, we distributed a proxy statement to stockholders to facilitate moving toward listing our stock on a publicly-traded national securities exchange and concurrently raising new capital in a public offering. We asked stockholders to cast their votes through the proxy statement to approve amendments to our Charter to permit us to effectuate a plan for phased-in liquidity with respect to our outstanding common stock, and to more closely align our Charter to those of our peers with publicly listed securities, in order to facilitate the IPO and Listing. At the close of the voting period, approximately 93% of stockholders who voted approved the proposed amendments to the Company’s Charter.

What is the dividend rate on the stock?

On April 8, 2014, our Board of Directors authorized and the Company declared monthly cash dividends for the second quarter of 2014 equal to a quarterly rate of $0.29 per share on the Company's Class A common stock and $0.29 per share on the Company’s Class B common stock, which is an annualized rate of 8.0% based on the IPO listing share price. Subject to the approval of our Board of Directors each quarter, we intend to make regular cash distributions to our stockholders out of our cash available for distribution on a monthly basis, beginning with the dividend we declared in April 2014, payable in May 2014.

To whom were the Class A shares sold in the IPO?

Concurrent with the Listing, we sold 3,448,276 shares of Class A common stock at a price to the public of $14.50 per share, for a total of $50 million of gross proceeds. These shares were sold to the underwriters, who sold them to a mix of institutional investors and retail investors. The Board believes this dispersed ownership will encourage other institutional investors to invest in our Company, help us grow our capital base, and provide a liquid trading market for our Class A stockholders.

What will the Company do with the proceeds from the IPO?

The Company contributed the net proceeds raised through the issuance of Class A common stock to its operating partnership in exchange for OP units. The Company, through its operating partnership, intends to use the net proceeds of the IPO for the acquisition of and investment in identified pipeline assets, for the payment of acquisition and lender-related fees in connection with the contribution transactions, for the repayment of borrowing under the Company’s line of credit, and for general corporate and working capital purposes, including future acquisitions, the repayment of other indebtedness and the funding of capital improvements of the Company’s properties.

ISSUER FREE WRITING PROSPECTUS

Dated April 14, 2014

Filed Pursuant to Rule 433

Registration No. 333-192610

What does the Company’s asset base look like after the IPO?

After completing the IPO and the Company’s contribution transactions, the Company owns an interest in a portfolio of nine apartment properties located primarily in the Southeastern United States, comprised of an aggregate of 2,620 units. We are also in discussions regarding a number of apartment properties for future investment, including an attractive 296-unit class A multifamily development property and 570 condominium units of a 774-unit apartment project, both located in the Southeastern United States.

We believe that these actions will ultimately strengthen our financial position and are in the best interest of our stockholders. If you have any questions related to the Company, please contact your Financial Advisor or our Investor Relations Department by phone at 888-558-1031, or by email at investor.relations@bluerockre.com.

For copies of the Company’s public company filings, please visit the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Sincerely,

/s/ R. Ramin Kamfar

R. Ramin Kamfar

CEO & President

Attachment:

- BRG March 28 Press Release

- BRG April 2 Press Release

- BRG April 8 Press Release

Important Notice

Bluerock Residential Growth REIT, Inc. initially filed a registration statement on Form S-11 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) on November 27, 2013 (File No. 333-192610) in connection with its initial public offering of the Class A common stock, and the registration statement became effective on March 28, 2014. The final prospectus, dated March 28, 2014, is available on the SEC’s website at HYPERLINK http://www.sec.gov/Archives/edgar/data/1442626/000114420414019705/v373222_424b4.htm.

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